Amendment No. 3 to
                                                             SEC File No.70-9629


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue

                          Morristown, New Jersey 07960

              (Name of company filing this statement and addresses
                         of principal executive offices)

                                    GPU, INC.

          (Name of top registered holding company parent of applicants)


T. G. Howson,                                         Douglas E. Davidson, Esq.
Vice President and Treasurer                          Thelen Reid & Priest LLP
S. L. Guibord, Secretary                              40 West 57th Street
GPU Service, Inc.                                     New York, New York 10019
300 Madison Avenue
Morristown, New Jersey  07960

M. J. Connolly
Vice President - Law
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07960


                   (Names and addresses of agents for service)

         GPU hereby amends its Application on Form U-1, docketed in SEC File No. 70-9629, as follows:

1.       By amending Paragraph C of Item 1 thereof in its entirety as follows:

C. GPU and its subsidiaries(2) currently have an aggregate ownership interest in UMI of approximately 36% and would, therefore, receive approximately 36% of UMICO's voting shares upon UMI's demutualization. In order to more efficiently manage and administer its workers compensation insurance programs, prior to demutualization, the GPU subsidiaries (other than Prime and Onondaga) have assigned their present interests in UMI to GPU. The assignment of the GPU subsidiaries' rights to UMI interests was undertaken merely as a matter of administrative convenience. The GPU Subsidiaries will continue to benefit from the cost savings described in Paragraph D below, since the GPU Subsidiaries' insurance policies will remain the same and each GPU Subsidiary will continue to be an insured under the existing policies that it had entered into with UMI. Accordingly, the assignment of the intersts in UMI will not have a negative impact on the GPU Subsidiaries. In contemplation of the pending demutualization, GPU and the other utility policy holders have entered into a subscription agreement providing for their purchase of shares of UMICO in proportion to their respective interests in UMI. Under the subscription agreement, GPU has agreed to acquire approximately 36.52% of UMICO in exchange for its present interest in UMI, subject, however, to the receipt of all necessary regulatory approvals, including Commission authorization under the Act. Following the acquisition, UMICO would, therefore, become a nonutility subsidiary of GPU.

[FN]

______________

(2) The GPU Subsidiaries are the following: GPU Advanced Resources, Inc., Metropolitan Edison Company, Pennsylvania Electric Company, Jersey Central Power & Light Company, GPU International, Inc., GPU Service, Inc., GPU Nuclear, Inc., Prime Energy Limited Partnership ("Prime") and Onondaga Cogeneration Limited Partnership ("Onondaga").


                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        GPU, INC.




                                        By: /s/ T. G. Howson
                                            ----------------
                                              T. G. Howson,
                                              Vice President and Treasurer



Date:  July 5, 2000










                                       -2-